Exhibit (a)(5)(I)

TEXT OF NOTICE OF MATERIAL FACT
(FATO RELEVANTE) OF PORTUGAL TELECOM AND
PRESS RELEASE OF TELEFÓNICA MÓVILES

Brasilcel Concludes Highly Successful Tender Offers
For Tele Sudeste, Tele Leste, CRT And TCO

•	Brasilcel acquired over 99% of the shares it had offered to purchase.

•	100% acquired in 6 out of the 7 tender offers carried out by Brasilcel.

•	In aggregate, shareholders offered to sell over twice the numbers of shares tendered for.

•	R$ 2 billion rights issue approved by Telesp Celular Participaçoes.

October 9, 2004 – Brasilcel, the 50-50 joint venture of Telefónica Móviles and Portugal Telecom for mobile operations in Brazil, which operates under the commercial name Vivo, today announced the positive outcome of the voluntary cash tender offers for part of the outstanding shares of some of its subsidiaries directly, and indirectly through its subsidiary Telesp Celular Particpaçoes (TCP).

At the same time, Telesp Celular Participaçoes announced that its Board of Directors has approved a capital increase of up to approximately R$2,054 million, part of which will be used to finance the increase in TCP’s participation in Tele Centro Oeste.

Partial Tender Offers

Telefónica Móviles and Portugal Telecom are pleased with the outcome of the tender offers for Tele Sudeste Celular (TSD), Tele Leste Celular (TBE), Celular CRT (CRT) and Tele Centro Oeste (TCO), in which, in the majority of cases, the number of shares offered significantly exceeded the number that Brasilcel and TCP were tendering for.

Given that the acceptances in most cases exceeded the maximum number of shares tendered for by Brasilcel and TCP, and in accordance with the terms of the tender offer, a pro-rata reduction in the shares to be purchased will be applied as determined in the table below:

	ON	PN
TSD	NA	62.84%
TBE	34.03%	42.50%
CRT	53.76%	55.31%
TCO	NA	55.47%

The table below sets forth the ownership interest of Brasilcel and TCP in these subsidiaries before the tender offers and the percentage they will own after the settlement of shares purchased in the tender offer.

				Ownership as a result of the
Brasilcel	Current Ownership			acceptance of the tender offers
	ON	PN	Total	ON	PN	Total
TSD	88.5%	85.4%	86.7%	91.7%	90.3%	90.9%
TBE	58.7%	11.4%	27.9%	68.7%	40.9%	50.6%
CRT	86.6%	26.3%	51.5%	91.0%	49.7%	67.0%

				Ownership as a result of the
TCP	Current Ownership			acceptance of the tender offers
	ON	PN	Total	ON	PN	Total
TCO	86.2%	0.0%	28.9%	86.2%	32.8%	50.6%

In aggregate, the cash tender offers represented a total expenditure of approximately R$ 607 million for Brasilcel and approximately R$ 902 million for TCP.

With these transactions, Telefónica Móviles and Portugal Telecom affirm and reinforce their commitment to the Brazilian cellular market and to Vivo, while Brasilcel seeks to increase its ownership interest in its subsidiaries. In addition, these offers have provided an opportunity to remunerate those minority shareholders tendering their shares at a premium to market prices.

The number of shares that Brasilcel and TCP have acquired allows them to increase their participation in the subsidiary companies without suppressing the liquidity of the remaining shares, in accordance with CVM regulations (specifically, Instruction 361).

Capital Increase

Additionally, in view of the success of the tender offers and the resulting capital demands, along with other factors, TCP’s Board of Directors on October 8th approved a capital increase of up to approximately R$2,054 million, of which an amount of up to R$2,000 million will be made available for subscription through pre-emptive rights by its shareholders in cash and R$53.89 million will be realised in a subscription in kind equivalent to the amount of tax credits relating to year 2003, to be subscribed by its controlling shareholders.

The terms and timing of the capital increase will be announced upon completion of the review process of the Securities and Exchange Commission (“SEC”) of a registration statement to be filed with the SEC by TCP.

The use of proceeds of the rights issue will be to (i) repay a bridge loan with Banco ABN Amro Real related to the tender offer for a portion shares of TCO and (ii) to repay other short-term debt. The capital increase will improve TCP’s capital structure, providing it with financial flexibility to carry out its capex program.

This press release is not an offer of securities for sales in Portugal, Spain, Brazil, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. TCP intends to register part of the proposed rights issue in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from TCP, which prospectus will contain detailed information about TCP and its management, as well as financial statements.